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SECURITI   SION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 0 8 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER

8- 32235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2004___ AND ENDING ___12/31/2004___
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
DMG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Great Falls Professional Center, 737 Walker Road, Suite 3
            (No. and Street)

Great Falls	VA	22066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Guntle	703-757-9900
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
        (Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, Patricia Guntle _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DMG Securities, Inc. _____ , as of December 31 _____, 2004, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Principal Financial Officer
_____
Title

Mary Alice Benonis
Notary Public

COMMONWEALTH OF PENNSYLVANIA

> NOTARIAL SEAL
> MARY ALICE BENONIS, Notary Public
> Abington Twp., Montgomery County
> My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐(m) A copy of the SIPC Supplemental Report.
- N/A ☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒(o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

DMG SECURITIES, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2004

TABLE OF CONTENTS

Sanville & Company

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
DMG Securities, Inc.

We have audited the accompanying statement of financial condition of DMG Securities, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DMG Securities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
January 14, 2005

Certified Public Accountants

3

DMG SECURITIES, INC.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$	165,398
Receivable from clearing broker		276,966
Deposit with clearing broker		15,000
Refundable taxes		6,572
Prepaid expenses		19,307
Total assets	$	483,243

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$	234,948
Accrued expenses		17,588
Total liabilities		252,536

Commitments and contingent liabilities

Stockholder's Equity:

Common stock, $.01 par value - 10,000 shares authorized 6,000 shares issued and outstanding	60
Additional paid-in capital	171,040
Retained earnings	59,607
Total stockholder's equity	230,707
Total liabilities and stockholder's equity	$ 483,243

The accompanying notes are an integral part of these financial statements.

DMG SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2004

REVENUE

Commission income - equities	$	1,979,340
Commission income - mutual funds		390,049
Other revenue		84,919
Total revenue		2,454,308

EXPENSES

Commission expense	1,790,617
Management fees (Note 6)	481,700
Clearing charges	83,962
Regulatory fees and expenses	14,062
Professional fees	19,377
Rent and occupancy costs	13,833
Quotation services	3,435
Travel and entertainment	17,406
Office expense	6,223
Insurance	8,006
Telephone	10,907
Total expenses	2,449,528
Income before income taxes	4,780
Provision for income taxes	1,428
Net income	$ 3,352

The accompanying notes are an integral part of these financial statements.

DMG SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2004	6,000	$ 60	$ 171,040	$ 56,255	$ 227,355
Net income for the year	-	-	-	3,352	3,352
Balance at December 31, 2004	6,000	$ 60	$ 171,040	$ 59,607	$ 230,707

The accompanying notes are an integral part of these financial statements.

Subordinated borrowings at January 1, 2004 $ -

Increases: -

Decreases: -

Subordinated borrowings at December 31, 2004 $ -

The accompanying notes are an integral part of these financial statements.

DMG SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:

Net income	$	3,352
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivable from clearing broker		(172,960)
Refundable taxes		(11,884)
Prepaid expenses		(668)
Increase (decrease) in liabilities:		
Commissions payable		197,028
Accrued expenses		17,588
Net cash provided by operating activities		32,456
Net increase in cash		32,456
Cash at beginning of year		132,942
Cash at end of year	$	165,398
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	5,312

The accompanying notes are an integral part of these financial statements.

8

1. ORGANIZATION

DMG Securities, Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is incorporated under the laws of the state of Delaware. The Company was a wholly owned subsidiary of Rossmore & Co. ("Rossmore") until December 31, 2004. At that time Rossmore distributed its ownership in the Company to its sole shareholder James R. Guntle and Mr. Guntle became the sole shareholder of the Company. Mr. Guntle was and continues to be the President and Chief Executive Officer of the Company. Rossmore had originally acquired the Company on April 25, 2001.

The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade basis.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which because of short-term nature of the financial instruments, approximate current fair value.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Income taxes - The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

3. DEPOSIT WITH CLEARING BROKER

The Company maintains a clearing agreement with Fiserv Securities, Inc. Under the agreement the Company maintains a clearing deposit of $15,000.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through Fiserv Securities, Inc.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 the Company had net capital and capital requirements of $201,520 and $50,000 (minimum), respectively. The Company's net capital ratio was 1.25 to 1.

6. TRANSACTIONS WITH AFFILIATES

As discussed in Note 1 the Company was a wholly owned subsidiary of Rossmore until December 31, 2004. At that time Rossmore distributed its ownership in the Company to its sole shareholder James R. Guntle and Mr. Guntle became the sole shareholder of the Company. Mr. Guntle was and continues to be the President and Chief Executive Officer of the Company.

During the year ended December 31, 2004 the Company had a management agreement with Rossmore. Under such agreement Rossmore provided office space, furniture and equipment, executive staff, and other general business services to the Company for a monthly fee that is determined by Rossmore. After December 31, 2004 the Company will provide for its own office space, furniture and equipment, executive staff, and other general business services. For the year ended December 31, 2004 the Company incurred a fee of $481,700.

7. LEASE COMMITMENT

The Company has assumed the lease for its office space from Rossmore. The lease expires March 31, 2007. The future minimum lease payments required for the years ended December 31, are as follows: 2005 - $39,908; 2006 - $39,908; and 2007 - $9,977. The Company paid rent expense of $10,904 for the year ended December 31, 2004.

DMG SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	230,707
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		230,707

Deductions and/or charges:
  Non-allowable assets:

Prepaid expenses	19,307
Refundable taxes	6,572
Total non-allowable assets	25,879

Net Capital before haircuts on securities positions		204,828
Trading and investment securities:		
Money market fund		3,308
Net Capital	$	201,520

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition

Commissions payable	$	234,948
Accrued expenses		17,589
Total aggregate indebtedness	$	252,537
Percentage of aggregate indebtedness to Net Capital		125%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

DMG SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Dedember 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $252,537)	$	16,836
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	50,000
Net Capital requirement	$	50,000
Excess Net Capital	$	151,520
Excess Net Capital at 1000%	$	176,266

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

DMG SECURITIES, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

Board of Directors
DMG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DMG Securities, Inc. ("the Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
January 14, 2005

Sanville & Company
Certified Public Accountants